Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



12 May 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp.

Dennis Leong
Company Secretary

dlw 5/18

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	733
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	733 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 May 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	344,533,996	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	841,801	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum. The Ordinary Shares in box 2 above include 38,599 Ordinary Shares issued to the MEREP Trustee (Trustee) which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited (MGL) in respect of DSUs issued under the MEREP, including allocation of Ordinary Shares on exercise of DSUs.
		201,900	Performance Share Units (PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
		44,467,628	Options over Ordinary Shares at various exercise prices

+ See chapter 19 for defined terms.

	Number	+Class
	1,145,786	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,145,786 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.

+ See chapter 19 for defined terms.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 May 2010
(Assitant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Macquarie DDR Management Limited
ABN 16 101 743 926
AFS Licence No. 223190
Manager of Macquarie DDR Trust

No 1. Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3333
Investor Services +61 2 8232 3737
Fax +61 2 8232 6510
Country Callers 1300 365 585
Internet www.macquarie.com.au/reits

UNIT REGISTRY
c/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone 1300 303 063
Email macquarie@linkmarketservices.com.au


DEVELOPERS
DIVERSIFIED
REALTY

7 May 2010


MACQUARIE

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

ASX RELEASE

MACQUARIE DDR TRUST

RENOUNCEABLE ENTITLEMENT OFFER TO RAISE A$198.9 MILLION

Macquarie DDR Trust (ASX:MDT) ("**MDT**" or "**the Trust**") today announced a pro-rata renounceable entitlement offer of 10 new units for every 3 existing units at an offer price of A$0.055 per new unit ("**Entitlement Offer**") to raise A$198.9 million.

The Entitlement Offer forms part of the Recapitalisation announced on 22 April 2010 which will enable the Trust to recapitalise and stabilise its balance sheet and enable the Trust to take advantage of any recovery in the US retail property market.

In addition to the Entitlement Offer, the Recapitalisation includes:

- the introduction of a new cornerstone investor EPN GP, LLC ("**EPN**") through a A$9.5 million private placement ("**Placement**"), completed on 22 April 2010 at a price of A$0.067 per unit;
- the sale of Macquarie Group Limited's ("**Macquarie**") 2.6% principal unitholding in the Trust to EPN, completed on 22 April 2010 at a price of A$0.067 per unit; and
- the sale of Macquarie's 50% interest in Macquarie DDR Management LLC ("**US Manager**"), the owner of the Responsible Entity of the Trust, to EPN following completion of the Entitlement Offer.

Chief Executive Officer of Macquarie DDR Trust, Mr Luke Petherbridge, said: "The measures announced as part of the Recapitalisation will provide the Trust with a simplified and more sustainable capital structure, better positioning the Trust to enhance returns for investors over the long term.

"The Entitlement Offer will provide Eligible Unitholders with the opportunity to invest further funds at a substantial discount to the pro-forma NTA and participate in any upside from a recovery in the US economy and real estate markets.

"With the introduction of our new cornerstone investor, EPN, and the property expertise of DDR, we see an opportunity to enhance occupancy and future cash flows in the portfolio, with the objective of improving value as markets continue to recover," said Mr Petherbridge.

Net proceeds from the Entitlement Offer and Placement will be used to:

- repay all unsecured debt facilities and unsecured derivative contracts, totalling US$107.2 million;
- reduce the Revolver debt facility by US$55.0 million to US$207.9 million;
- pay costs of the equity raising and other liabilities; and
- provide additional funds for near-term working capital requirements.

As a result, the Trust will have a simplified and more sustainable capital structure by:

- eliminating all unsecured financing liabilities;
- extending the maturity date of the Revolver debt facility by three years to April 2013;
- reducing balance sheet gearing from 73.2% to 64.4%; and
- increasing the weighted average debt maturity to 2.5 years.

Structure of Entitlement Offer

The Entitlement Offer comprises a renounceable, pro-rata offer to Eligible Unitholders to subscribe for 10 new units for every 3 existing units at an offer price of A$0.055 per new unit, raising A$198.9 million. The Entitlement Offer price represents:

- a 47.8% discount to the pro-forma NTA per unit of A$0.105; and
- a 15.2% discount to the 5-day VWAP of A$0.0649 as at 25 March 2010, being the last day units in the Trust traded on the ASX.

The Entitlement Offer is fully underwritten by Joint Lead Managers Citigroup Global Markets Australia Pty Limited and Macquarie Capital Advisers Limited. Standstill agreements from the Trust's lenders and derivative counterparties are in place.

EPN has committed to take up its entitlement and, together with certain other institutional and wholesale MDT unitholders, will participate in sub-underwriting of the Entitlement Offer up to A$156.4 million.

The Chairman and Directors of the Trust who are Eligible Unitholders have also indicated they intend to take up their entitlements.

New units issued under the Entitlement Offer will rank equally with all existing units, including those units issued in the Placement to EPN, from the date of allotment.

Full details regarding the Recapitalisation and Entitlement Offer, including any associated risks, can be found in the product disclosure statement ("**PDS**") lodged with ASIC and the ASX today.

Trading in the Trust's units

Trading in the Trust's units will resume today, Friday 7 May 2010.

Eligible Unitholders

Eligible Unitholders are those Unitholders who are registered as a Unitholder as at 7.00pm AEST on 17 May 2010 (the Record Date) and either:

- have a registered address in Australia or New Zealand; or
- are, in the opinion of the Responsible Entity, otherwise eligible under all applicable securities laws to receive an offer for new units under the Entitlement Offer,

provided that in each case, such person is not in the United States and not a US Person (as defined below) or acting for the account or benefit of a US Person; unless such person is an Approved US Unitholder (as defined in the PDS) participating in the US Private Placement.

Rights Trading

As the Entitlement Offer is renounceable it will allow Eligible Unitholders who do not wish to take up all or any of their entitlements the opportunity to offer those entitlements for sale on the ASX. The entitlements which would otherwise have been issued to ineligible unitholders, if they had been eligible, will be issued to a nominee for sale on ASX.

Exercise of Rights

The only persons who may exercise entitlements, including those purchased on ASX, are Eligible Unitholders, persons with a registered address in Australia or New Zealand and certain categories of investors in Hong Kong, Germany, Singapore and the United Kingdom. Investors who acquire Entitlements on ASX that do not meet this eligibility criteria will not be entitled to exercise such entitlements to subscribe for new units and may not obtain any value for such entitlements via nominee sale procedures.

Timetable

The Entitlement Offer will be conducted in accordance with the timetable set out in the PDS, which remains subject to the right of MDT to vary any dates with the approval of ASX.

For further information, please contact:

Luke Petherbridge
Chief Executive Officer
Phone: +61 2 8232 4078

Amanda Gilbert
Public Affairs
Phone: +61 2 8232 8647

For more information on recent announcements of Macquarie DDR Trust go to www.macquarie.com.au/mdt

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to any "U.S. person" (as defined in Regulation S under the U.S. Securities Act of 1933, as amended ("Securities Act") ("U.S. Person")). This document may not be distributed to, or relied upon by, persons in the United States or who are, or are acting for the

account or benefit of US persons. Neither the entitlements nor the securities to be issued in the proposed offering have been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, any US Person unless the securities have been registered under the Securities Act, or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws.